The Castle Group, Inc.

500 Ala Moana Boulevard

3 Waterfront Plaza, Suite 555

Honolulu, Hawaii 96813

(808) 524-0900

Mr.   Daniel L Gordon, Branch Chief

Ms. Kristi Marrone

Division of Corporate Finance

Securities and Exchange Commission

Washington DC 20549

August 26, 2008

RE:       The Castle Group, Inc.

Form 10-KSB for the Year ended December 31, 2007, filed April 15, 2008

Form 10-Q for the quarter ended March 31, 2008 filed May 6, 2008

File no. 000-23338

Dear Mr. Gordon and Ms. Marrone:

This letter is in response to your letter dated July 22, 2008, outlining various questions relating to The Castle Group, Inc.‘s form 10-KSB and 10-Q filings.

We will address each of your questions in turn below:

Form 10-KSB for the year ended December 31, 2007

1.  Consolidated Statements of Operations and Comprehensive Income (Loss), page 32

We note that 2006 Management & Service revenue has been reduced by $1,566,171, with a corresponding decrease in Payroll and office expenses. It is unclear from your discussion on pages 25 and 38 whether this change was the result of a change in accounting principle or the correction of an error. Please tell us what prompted the change in accounting and the accounting literature that you have relied on in making the change.

Response:

Our disclosure on page 38 of the Form 10-KSB as filed relating to this change is provided below:

The financial statements presented for the year ended December 31, 2006 have been adjusted to reflect a change in the accounting methodology which the Company has adopted.  The Company previously recorded “Management and Service Fees” from its properties that were operated under a Gross Contract as described above, and an offsetting amount was recorded as an expense under “Property” operating expenses. The Company adopted a change in the accounting for these fees and expenses, and the financial statements for the year ended December 31, 2006 have been adjusted by reducing both “Management & Service” revenues and “Payroll & Office Expense” by $1,566,171, which reflects the amount of Management & Service fees that were recorded for properties operated under a Gross Contract as described above.  The Company believes that this method properly allocates the corporate office overhead costs to the Gross Contract properties.  The adjustment did not affect net income, operating income, EBITDA or any balance sheet accounts.

This change was prompted by a review of the Company’s revenue recognition process, wherein we re-evaluated the fact that the management and service fees (such as base fees and reservation fees) are not included in the Gross Contract agreements.  Based on the evaluation, we realized that revenues were being recorded for Gross Contracts that should only apply to Net Contracts.  In light of SAB 13, which states in part “that persuasive evidence of an arrangement must exist”, we believe that a change was necessary as described in the preceding paragraph.

The change represents just 7.4% of revenue in 2006.  Further, the change does not impact Net Income for any period and no amount recorded on the Company’s Balance Sheet, Statement of Cash Flows or Statement of Stockholder’s Equity is impacted. For these reasons we believe that the change is not material and we believe that this adjustment does not qualify as an “error” under FAS 154. Therefore we believe that further disclosure is not warranted.

Note 1. Summary of Significant Accounting Policies, page 35

Income Recognition, page 38

2.  We note that under "Gross Contracts" the Company records income which is based on a percentage of the gross rental proceeds received from the rental of hotel or condominium units. Please tell us how the fees paid to the owners are recorded. Also, please tell us how you determined that it was appropriate to consolidate the operations under gross contracts and cite the specific accounting literature in your response.

Response:

Under a “Gross Contract,” the Company will pay either a fixed amount of rent, or a percentage of the gross room revenues generated by the rental unit (condominium or hotel room) to the owner of the rental unit.   Payments to owners range from 40-70% of the gross room revenues.  Under a gross contract, expenses to manage the property are the responsibility of the Company. Under a Net Contract, operating expenses are the responsibility of the unit owner and the Company is paid a percentage of the rental amount as a fee for managing the rental unit. For Gross Contracts, the Company only records the difference between the gross room rental and the payments made to the unit owners as Revenue Attributed from Properties.  Amounts received under Net Contracts are categorized separately as Management and Service Revenue.

Expenses borne by the Company for operation of the units operated under a Gross Contract are recorded as “Property Expense” in its Statement of Operations.  As such, we believe that it would be inaccurate to record either gross room revenues or amounts paid to unit owners in the Company’s financial statements.  Further, for Gross Contracts, since the Company is responsible for the expenses incurred and receives the residual rental revenues (net of payments to owners), we believe that recognition of these amounts in the Company’s financial statements is accurate under GAAP.

Note 11. Purchase of Mocles Holdings Limited, page 49

3.  Please advise us whether or not you have consolidated the Mocles $2.3 million bank mortgage and $1.5 million advances payable, as well as your basis in GAAP for the accounting treatment.

Response:

The Mocles  $2.3 million bank mortgage and the $1.5 million advances payable are reported as part of the $8.0 million note dated 12/31/04 and described in Note 6 to the financial statements as follows:

Note dated 12/31/04, payable in New Zealand, net of discount of $0.9 million and $0.9 million, as of 2007 and 2006, respectively, with a face value of $8.6 million and which is secured by general security agreement including an assignment of $3.1 million, net of discount of $0.5 million, of the note receivable due from HBII.  The Company acts as a guarantor for the payment of the assigned receivable, and therefore, the obligation undertaken as a guarantor is included in this amount.  The guarantor obligation is referred to as “Other long term obligations” on the Balance Sheet (See Note 4).  The effective interest rate is 5.25% per annum.  The maturity date is December 31, 2009, subject to extension as described in Note 11. This obligation has been subsequently extended until December 24, 2010.

4.  We note that the Mocles shares are being legally held by the seller until certain contingencies have been removed. Please tell us how you determined that a sale has been consummated and your basis in GAAP for consolidating the Podium investment before you are the legal owner of the Mocles stock.

Response:

The Company has obtained full control of Mocles so long as the Company is in compliance with the terms and conditions of the purchase agreement.  Under New Zealand law, the Company is not allowed to become the “legal” owner of Mocles until the full purchase price is paid to the sellers.  New Zealand laws do not allow for “agreements of sale” or “long term purchase contracts”.  We believe that it is appropriate to record the transaction as a sale, and to also record the debt that the Company has entered into for the purchase.  If the Mocles shares (and the assets purchased with Mocles) were not recorded as an asset of the Company, then the debts that the Company is legally required to pay to the sellers of Mocles would also not be recorded. We believe that the treatment of this is consistent with Subsidiary accounting and Consolidation per APB 18 which states, in part:

…a corporation which is controlled, directly or indirectly, by another corporation. The usual condition for control is ownership of a majority (over 50%) of the outstanding voting stock. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders or by court decree.

Item 8A(T). Controls and Procedures

5.  It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

We plan to file an amended Form 10-KSB after we receive confirmation from you that there are no additional comments relating to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. The amended Form 10-KSB will include updated disclosure including management’s report on internal control over financial reporting.

6.  We note that the certifications filed as Exhibit 31 to your Form 10-KSB and Form 10-Q are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity and specifically identify the name of the registrant in numbered item 1. Refer to Item 601(b)(31) of Regulation S-K.

Response:

We have modified the certifications utilized for our filings subsequent to the date of your letter to conform to the prescribed form. Our Quarterly Report on Form 10-Q for the second quarter of 2008, which was filed on August 14, 2008, includes the prescribed form of the Certification as Exhibit 31-

(http://www.sec.gov/Archives/edgar/data/918543/000101041208000244/ex31.htm). We will also include the prescribed form in Exhibit 31 to the amended Annual Report on Form 10-KSB noted in item 5 above.

In regard to the above referenced filings, the Company hereby acknowledges the following:

•

that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

the staff comments or changes to disclosure in response to staff

•

comments does not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this addresses your questions.

Sincerely-

/s/Rick Wall

Rick Wall

Chief Executive Officer, Acting CFO

and Chairman of the Board of Directors

The Castle Group, Inc.